

August 6, 2010

Paul T. Stecko
Chairman and Chief Executive Officer
Packaging Corporation of America
1900 West Field Court
Lake Forest, Illinois 60045

> **Re:** **Packaging Corporation of America**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 17, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2010**
> **File No. 001-15399**

Dear Mr. Stecko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Consolidated Financial Statements
Note 15 – Alternative Fuel Mixture Tax Credits, page F-34

1. We believe a known uncertainty existed (and continues to exist) concerning the taxability of alternative fuel tax credits since definitive Internal Revenue Service guidance was not issued before you filed your 2009 Form 10-K. Accordingly, we believe you should provide disclosure for investors to understand the nature and extent of the uncertainties associated with the methods, assumptions, estimates and judgments surrounding the

credits, along with the potential impact on your financial statements, pursuant to Item 303 of Regulation S-K. You may also refer to FASB ASC 275-10 for additional guidance on risks and uncertainties. Please tell us and describe in future filings your accounting policy with respect to the alternative fuel tax credits. In this regard, please clarify whether you believe the credits are taxable for federal or state income tax purposes. Please provide us with the text of the disclosure to be included in your future interim and annual filings, as applicable.

Exhibits

2. We note that exhibits 10.1 and 10.2 are missing schedules, attachments or exhibits. Please confirm that you will file the missing schedules, attachments or exhibits with your next periodic report.

Definitive Proxy Statement on Schedule 14A

Risk Management, page 8

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins, Senior Assistant Chief Accountant at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director